Corporate Office
Minefinders Corporation Ltd.
1288-1177 West Hastings Street
Vancouver, BC, Canada V6E 2K3
T 604 687 6263 F 604 687 6267

Mr. Brad Skinner
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporate Finance

October 25, 2011

Dear Mr. Skinner

We received your comment letter dated September 12, 2011 regarding our Form 40-F filed February 24, 2011 for the year ended December 31, 2010. Our response to the additional comment is as follows:

Engineering Comments

Form 40-F for Fiscal Year Ending December 31, 2010 filed February 24, 2011

1.

We re-issue comment 2. We note your response, Canadian requirements do not require you to file an updated mineral resource and reserve report for the Dolores property, pursuant to 4.2 (1) (J) (ii), based on Canadian National Instrument 43-101 as adopted December 30, 2005. However, U.S. Industry Guide 7 (C) (2) does require your company to provide supplementally, copies of technical documents as requested by the SEC engineering staff. Please provide supplementally your updated resource and reserve estimation report for the Dolores Mine that was prepared by Minefinders Corporation personnel and the independent review prepared by Chlumsky, Armbrust, and Meyer.

The Company filed today, on SEDAR and EDGAR, a National Instrument 43-101 compliant technical report titled “NI 43-101 Technical Report, Dolores Gold-Silver Project, Chihuahua, Mexico” dated September 30, 2011 and prepared by the independent engineering firm of Chlumsky, Armbrust & Meyer, LLC. This technical report supports the reserve and resource update disclosure included in the May 4, 2011 press release titled "Minefinders Provides Reserve and Resource Update for its Dolores Mine". As the Company is not required to file a technical report with respect to the reserve and resource update, this technical report has been prepared and filed in accordance with section 4.2(12) of Companion Policy 43-101CP. This report has been filed to support disclosure in the Company's Annual Information Form to be filed in 2012 in the event that no other technical reports are filed prior to the AIF filing.

In connection with our response above, the Company acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Subsequent to your review, should you have any questions or further comments on our responses above, please contact me directly at 604-687-6263 (extension 111) or by email at greg@minefinders.com.

TSX: MFL, NYSE AMEX: MFN
www.minefinders.com

Sincerely,

/s/ Greg D. Smith

Greg D. Smith, CA
Chief Financial Officer
Minefinders Corporation Ltd.

TSX: MFL, NYSE AMEX: MFN
www.minefinders.com